Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson Tel: 864.250.2235 neil.grayson@nelsonmullins.com

May 18, 2016

Via Edgar

Mr. William H. Dorton, Staff Attorney

Mr. Christian Windsor, Special Counsel

Securities and Exchange Commission

Office of Financial Services

100 F Street, NE
Washington, D.C.  20549

Re:	HCSB Financial Corporation
Registration Statement on Form S-1
Filed April 18, 2016
File No. 333-210804

Dear Mr. Dorton and Mr. Windsor:

This letter is provided on behalf of HCSB Financial Corporation (the “Company”) in response to the comment letter from the Securities and Exchange Commission (the “SEC”), dated May 11, 2016 (the “Comment Letter”), relating to its review of the Company’s Registration Statement on Form S-1 filed on April 18, 2016 (File No. 333-210804). This letter sets forth the Company’s responses to the SEC’s Comment Letter. For your convenience, we have also restated the SEC’s comment prior to the Company’s response.

Registration Statement on Form S-1

Prospectus Cover Page

1.	Please revise to clarify that the offering will be conducted on a best efforts basis. Also, revise the front cover to clarify that while you will not be hiring an underwriter or selling agent, your officers and directors will be conducting selling activity in reliance on Rule 3a4-1. Please refer to Item 501 of Regulation S-K.

Response to Comment 1:

We have revised the registration statement, including the front cover, to clarify that the offering will be conducted by the Company on a best efforts basis and that the shares of common stock offered in the offering will be sold directly by the Company through the efforts of its executive officers and directors without compensation in reliance on Rule 3a4-1 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Offering, page 1

2.	Please disclose how you became aware that certain officers were interested in purchasing approximately 750,000 shares under the offering.

Response to Comment 2:

We have revised the registration statement to state that one of the Company’s named executive officers has indicated that he may seek to purchase up to 750,000 shares of the Company’s common stock in the offering for an aggregate purchase price of $75,000. The Company became aware of such officer’s intention to participate in this offering because he serves as a named executive officer of the Company and was involved with the preparation of the registration statement and other pre-offering related matters.

Plan of Distribution, page 27

3.	We note that you plan to offer some of the shares to “others in [your] community.” Please expand your disclosure in this section to discuss how these individuals will be identified and solicited with respect to the offering.

Response to Comment 3:

In compliance with Rule 134 of the Securities Act of 1933 (the “Securities Act”), on April 29, 2016, the Company mailed a letter to its shareholders and, on May 4, 2016, the Company issued a press release in the local communities in which Horry County State Bank (the “Bank”), and therefore the Company, operates to announce the filing of the registration statement for this offering. A copy of the press release was filed with the Company’s Current Report on Form 8-K filed on May 4, 2016. As permitted by Rule 134 of the Securities Act, the shareholder letter and press release state that the offering will be made only by means of a prospectus, which may be obtained from the Company when it is available, and further include the contact information for the person from whom the prospectus may be obtained once it is available. The shareholder letter and press release also include the required legend noting that the registration statement for the shares has been filed with the SEC but has not yet become effective and that the shares may not be sold, nor may offers to buy be accepted, prior to effectiveness. Once the registration statement is declared effective, marketing efforts in the local communities will be focused primarily on the Company’s shareholders, those persons who contact the Company to obtain a copy of the prospectus, and other persons that the Company’s executive officers or directors believe may be interested in investing. We have revised the registration statement to describe these plans.

4.	Please disclose whether any investors in the private placement transaction that was consummated on April 11, 2016 will be allowed to participate in this offering.

Response to Comment 4:

The Company is conducting this offering primarily to provide its legacy shareholders, employees and others in its community with an opportunity to invest in the Company at the same offering price of $0.10 per share that the Company offered to the investors in the private placement. Therefore, the Company’s marketing efforts for the offering will be focused on these groups. However, other persons will be permitted to invest, including investors from the Company’s private placement, although the Company reserves the right to reject any proposed purchase of shares from any potential investor in whole or in part. We have revised the registration statement to describe these plans.

If any investors from the private placement also participate in this offering, the Company does not believe that the private placement would be integrated with this offering in reliance upon Rule 152 of the Securities Act. Rule 152 precludes integration of a registered offering with any prior private offering conducted under Section 4(a)(2) of the Securities Act or Rule 506 under Regulation D provided the private offering is completed or abandoned before the public offering. Because the private placement was conducted under Rule 506 of Regulation D and was completed prior to the filing of the registration statement for this offering, the private placement should not be integrated with this offering. The Company did not hold any discussions with any investors from the private placement regarding their potential participation in this offering prior to the filing of the registration statement.

Incorporation of Certain Information by Reference, page 29

5.	Please either remove this section and provide the information incorporated by reference or provide an analysis as to how you are eligible to use this item. Refer to Exchange Act Rule 3a51-1 and General Instruction VII to Form S-1.

Response to Comment 5:

The Company is eligible to incorporate by reference the information required by Item 12 of Form S-1 because the Company meets the requirements set forth in General Instruction VII to Form S-1, including the requirement that the Company is not, and during the past three years was not, a registrant for an offering of penny stock as such term is defined in Rule 3a51-1 of the Exchange Act.[1]

Rule 3a51-1 of the Exchange Act defines the term “penny stock” as any equity security other than, among others, a security whose issuer has average revenue of at least $6 million for the last three years (emphasis added).[2] Pursuant to the rule, average revenues must be demonstrated by the most recent financial statements dated less than 15 months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction and that have been audited and reported on by an independent public accountant in accordance with the provisions of 17 CFR § 210.2-02.[3] As a bank holding company, it is standard practice for revenue of the Company to be calculated as the sum of its net interest income and noninterest, or “other,” income in accordance with 17 CFR § 210.9-04.

According to the Company’s most recent audited financial statements for the year ended December 31, 2015, the Company had total revenue of approximately $12.4 million, $14.6 million and $15.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.[4] As a result, the Company had total revenue of approximately $42.7 million and average revenue of approximately $14.2 million over the three-year period ended December 31, 2015, which exceeds the $6 million average three-year revenue threshold under Rule 3a51-1. Because the Company is not, and during the past three years was not, a registrant for an offering of penny stock and meets the other requirements set forth under General Instruction VII to Form S-1, the Company is eligible to incorporate by reference the information required by Item 12 of Form S-1.

The Company also notes that in the SEC’s adopting release for the final rules to implement certain provisions of the Penny Stock Act and Section 15(g)1 of the Exchange Act[5], including Rule 3a51-1, the SEC stated that the above-referenced average revenue exception (along with the related net tangible assets exception) from the definition of a penny stock is intended to exclude “companies whose financial condition makes them less likely to be vehicles for abusive market activities even though their securities are traded outside of a transparent market at prices below five dollars.”[6] These concerns do not apply to the Company or the Bank. The Bank has been operating as a South Carolina-chartered bank since January 1988, and the Company has been an SEC registrant since August 1999. The Bank has a traditional community bank business model serving local communities in Horry County, South Carolina and is regulated and examined by the FDIC and South Carolina Board of Financial Institutions. The Company is a passive holding company with no operations independent of the Bank. The Company had total consolidated assets of $361.5 million at December 31, 2015 and, as noted above, the Company had total revenue of approximately $12.4 million, $14.6 million and $15.7 million for the years ended December 31, 2015, 2014 and 2013, respectively. Furthermore, the Company received gross proceeds of $45 million in connection with the closing of the private placement which were used to, among other things, recapitalize the Bank. As a result, the Company believes that it is exactly the type of company the SEC had in mind when it created this exception to the definition of penny stock.

[1] See General Instruction VII(D) to Form S-1.

[2] See Exchange Act Rule 3a51-1(g).

[3] See Exchange Act Rule 3a51-1(g)(3).

[4] See the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on March 30, 2016, as amended on April 1, 2016.

[5] See Release No. 34-30608 (April 28, 1992).

[6] Id at page 13.

We hope that the foregoing has been responsive to the SEC’s comments.  In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	SEC comments or changes to disclosure in response to SEC comments do not foreclose the SEC from taking any action with respect to such filings; and

•	the Company may not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (864) 250-2235 with any questions regarding the Company’s responses.

Sincerely,

/s/ Neil E. Grayson
Neil E. Grayson
Nelson Mullins Riley & Scarborough LLP

cc:	Jan H. Hollar, HCSB Financial Corporation, Chief Executive Officer
Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough LLP